SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 6)*

                         SENIOR HOUSING PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   81721M 10 9
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                          Page 2 of 9 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HRPT Properties Trust   I.R.S. ID No. 04-6558834

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*
                 (a)  / /

                 (b)  / /


3           SEC USE ONLY



4           SOURCE OF FUNDS*

            WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)   / /



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland

                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              9,809,238
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
 EACH
REPORTING
PERSON
 WITH                     9         SOLE DISPOSITIVE POWER

                                    9,809,238


                          10        SHARED DISPOSITIVE POWER



11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,944,383

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*       / /


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.7%

14          TYPE OF REPORTING PERSON*

            OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                          Page 3 of 9 Pages


1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reit Management & Research LLC  I.R.S. ID No. 04-3583787


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  / /

            (b)  / /

3           SEC USE ONLY



4           SOURCE OF FUNDS*

            OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   / /



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


                          7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY              8         SHARED VOTING POWER
OWNED BY
 EACH
REPORTING
PERSON                    9         SOLE DISPOSITIVE POWER
 WITH


                          10        SHARED DISPOSITIVE POWER



11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,981,029


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     /  /



13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.7%


14          TYPE OF REPORTING PERSON*

            OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                          Page 4 of 9 Pages



1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reit Management & Research Trust  I.R.S. ID No. 04-3402206


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)  / /

               (b)  / /

3           SEC USE ONLY



4           SOURCE OF FUNDS*

            OO


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    /  /



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts


                          7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY              8         SHARED VOTING POWER
OWNED BY
 EACH
REPORTING
PERSON                    9         SOLE DISPOSITIVE POWER
 WITH


                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,981,029


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*       / /



13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.7%


14          TYPE OF REPORTING PERSON*

            OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                          Page 5 of 9 Pages




         This Amendment No. 6 to the original Schedule 13D filed September 29, 1999, by HRPT Properties Trust and Reit Management & Research, Inc. and the original Schedule 13D filed October 23, 2001, by Reit Management & Research Trust is being filed to reflect the closing of the sale of 3,000,000 Common Shares of Beneficial Interest, par value $0.01, of Senior Housing Properties Trust owned by HRPT Properties Trust in an underwritten public offering at a purchase price per share of $18.20 (the "HRP Sale") and the grant by HRPT Properties Trust to the underwriters of that transaction, the option to purchase up to an additional 1,200,000 Shares at a purchase price per share of $18.20 on or prior to February 20, 2004 to cover over-allotments, if any (the "Over-Allotment Option"), and to update certain other information.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 (the "Shares"), of Senior Housing Properties Trust, a Maryland real estate investment trust ("SNH"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), Reit Management & Research LLC, a Delaware limited liability company ("RMR"), and Reit Management & Research Trust, a Massachusetts business trust ("RMR Trust").

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Patrick F. Donelan, Tjarda Clagett, Frederick N. Zeytoonjian, Barry M. Portnoy and Gerard M. Martin. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John
C. Popeo, Treasurer, Chief Financial Officer and Secretary, Adam D. Portnoy, Executive Vice President, Jennifer B. Clark, Senior Vice President, and David M. Lepore, Senior Vice President.

         RMR's principal business is providing advisory services to real estate investment trusts such as SNH and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, Evrett W. Benton, Vice President, Jennifer B. Clark, Vice President and Assistant Secretary, David M. Lepore, Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, John C. Popeo, Vice President and Treasurer, John R. Hoadley, Vice President, Bruce J. Mackey Jr., Vice President, Mark L. Kleifges, Vice President, Ethan S. Bornstein, Vice President, Adam D. Portnoy, Vice President, and William J.

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                          Page 6 of 9 Pages


Sheehan, Director of Internal Audit and Compliance. The sole member and manager of RMR is RMR Trust.

         RMR Trust's principal business is to act as the member and manager of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees and executive officers of RMR Trust are the same as the directors and executive officers of RMR. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital stock of RMR Trust.

         Each of the individuals listed above (i) has a business address at 400 Centre Street, Newton, Massachusetts 02458, (ii) except for Mr. Donelan, is a United States citizen and (iii) except for Messrs. Donelan, Clagett and Zeytoonjian, is principally employed by RMR in the capacities specified above. Mr. Hegarty also serves as the President, Chief Operating Officer and Secretary of SNH, and Mr. Hoadley also serves as Treasurer and Chief Financial Officer of SNH. The principal office of SNH is located at 400 Centre Street, Newton, Massachusetts 02458. Mr. Donelan is a British citizen and his principal occupation is as a private investor. Mr. Clagett is principally employed as a private investor. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and is also a trustee of SNH.

         Neither HRP, RMR, RMR Trust nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

         (a) Giving effect to the HRP Sale, HRP holds 9,809,238 Shares, which represent 15.5% of the issued and outstanding Shares.

         In addition, the trustees and executive officers of HRP own SNH Shares as follows: Mr. Martin, through a corporation of which Mr. Martin is the sole stockholder, 61,204 Shares; Mr. Portnoy, through a corporation of which Mr. Portnoy is the sole stockholder, 61,204 Shares; and other trustees and executive officers of HRP, 12,737 Shares in the aggregate. In addition, Messrs. Portnoy and Martin, as Managing Trustees of HRP, may be deemed to have beneficial ownership of the 9,809,238 Shares held by HRP; however, Messrs. Portnoy and Martin disclaim beneficial ownership of HRP's 9,809,238 Shares. The Shares held by HRP, when aggregated with such additional Shares held by the trustees and executive officers of HRP, aggregate 9,944,383 Shares, which represent 15.7% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. HRP, however, expressly disclaims any beneficial

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                          Page 7 of 9 Pages


ownership of the Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP.

         RMR, as HRP's investment manager, and RMR Trust, as the sole member and manager of RMR, may under applicable regulatory definitions, be deemed to beneficially own HRP's 9,809,238 Shares. RMR and RMR Trust, however, expressly disclaim any beneficial ownership of HRP's 9,809,238 Shares.

         In addition, the trustees, directors and executive officers of RMR and RMR Trust own SNH Shares as follows, in part as noted above: Mr. Martin, through a corporation of which Mr. Martin is the sole stockholder, 61,204 Shares; Mr. Portnoy, through a corporation of which Mr. Portnoy is the sole stockholder, 61,204 Shares; Mr. Hegarty, 14,670 Shares; and other executive officers of RMR Trust, 34,713 Shares in the aggregate. The Shares held by HRP (which may be deemed to be beneficially owned by RMR and RMR Trust), when aggregated with such additional Shares held by the trustees and executive officers of RMR Trust, aggregate 9,981,029 Shares, which represent 15.7% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. RMR and RMR Trust, however, expressly disclaim any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust.

         (b) HRP has sole power to vote or dispose of its 9,809,238 Shares. To HRP's knowledge, each of the trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) Other than the HRP Sale, no transactions in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than the potential transaction contemplated by the Over-Allotment Option, HRP has formed no definitive intent to sell the Shares or any portion thereof. However, depending upon its continuing review of its investments and various other facts, HRP may in the future desire, subject to any applicable securities laws, to sell all or a portion of the Shares. SNH has registered the offer and sale of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-3 (No. 333-109659). That registration

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                          Page 8 of 9 Pages


statement became effective on October 24, 2003. In connection with the registration statement, HRP and SNH entered into a Registration Agreement (the "Registration Agreement"). Under the Registration Agreement, SNH agreed to, among other things, file the registration statement and use reasonable efforts to effect the registration of the Shares and HRP, among other things, agreed to pay all expenses incurred by SNH relating to the registration and any sale of the Shares. SNH also agreed to indemnify HRP against certain liabilities, including liabilities under the Securities Act and, alternately, to contribute to payments that HRP may be required to make as a result of these liabilities.

         The HRP Sale was consummated pursuant to an Underwriting Agreement, dated January 21, 2004, between SNH, HRP, and the underwriters named therein (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, SNH issued and sold, concurrently with the HRP Sale, 5,000,000 Shares in an underwritten public offering at a purchase price per share of $18.20.

Item 7.  Material to be Filed as Exhibits.

         The following document is filed as an exhibit to this statement:

         99.1 Underwriting Agreement, dated January 21, 2004, between Senior Housing Properties Trust, HRPT Properties Trust, and the underwriters named therein (incorporated by reference to Exhibit 1.1 to SNH's Current Report on Form 8-K dated January 21, 2004).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 30, 2004          HRPT PROPERTIES TRUST


                          By:  /s/ John C. Popeo
                               John C. Popeo
                               Treasurer, Chief Financial Officer and Secretary



                          REIT MANAGEMENT & RESEARCH LLC


                          By:  /s/ John C. Popeo
                               John C. Popeo
                               Vice President and Treasurer


                          REIT MANAGEMENT & RESEARCH TRUST


                          By:  /s/ John C. Popeo
                               John C. Popeo
                               Vice President and Treasurer